                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 (AMENDMENT NO.   )

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:


[X]  Preliminary Proxy Statement               [ ]  Confidential, for Use of the Commission
                                                    Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12



                          BIRMINGHAM STEEL CORPORATION

--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)


                      THE UNITED COMPANY SHAREHOLDER GROUP

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

        ------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------

     (5)  Total fee paid:

        ------------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials:

    ----------------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

        ------------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

        ------------------------------------------------------------------------

     (3)  Filing Party:

        ------------------------------------------------------------------------

     (4)  Date Filed:

        ------------------------------------------------------------------------

                      THE UNITED COMPANY SHAREHOLDER GROUP
                              1005 GLENWAY AVENUE
                            BRISTOL, VIRGINIA 24201

Dear Fellow Shareholders:

     As shareholders of Birmingham Steel Corporation (the "Company"), we have become dissatisfied over the Company's performance in recent years. We along with other shareholders have formed a shareholder group (the "Group") to nominate nine persons for election as directors of the Company. We have slated John D. Correnti, former Chief Executive Officer of Nucor Corporation, to be the Chief Executive Officer of the Company. In order to install Mr. Correnti as Chief Executive Officer, we need you to vote for our director nominees.


     The persons we have nominated for election as directors (the "Group Nominees") are: John D. Correnti, James A. Todd, Jr., James W. McGlothlin, Donna
M. Alvarado, Robert M. Gerrity, Alvin R. Carpenter, Robert H. Spilman, Jerry E. Dempsey, and Steven R. Berrard. Each of these nominees is committed to electing Mr. Correnti as Chief Executive Officer. Based on his productivity and success at Nucor Corporation, we believe Mr. Correnti possesses the managerial and relationship skills necessary to improve the Company's financial and operational performance and increase shareholder value. As apparent from the Company's recent restructuring announcement, we believe that current management is determined to continue managing the Company without regard to the best interests of the shareholders.



     The Group is seeking your proxy to: (1) vote your shares for the Group Nominees at the Company's Annual Meeting, and, in the alternative, (2) execute a written consent on your behalf to remove and replace the Company's current Board of Directors with the Group Nominees prior to the Annual Meeting. A written consent action allows you, the shareholder, to change the directors of the Company without waiting until the Annual Meeting. The Company has scheduled the Annual Meeting for December 2, 1999, more than five months after the 1999 fiscal year end. On September 17, 1999, James A. Todd, Jr., a member of the Group, sent a letter to the Secretary of the Company indicating the Group's intention to pursue a written consent action and requesting the Board of Directors set a
record date for the consent action. The Company has set October   , 1999 as the
record date of the consent action. If a majority of the Company's shareholders grant the Group the authority to execute a written consent on their behalf, the Group will be able to immediately remove the current Board of Directors and replace such directors with the Group Nominees. The Group believes that prompt action to remove the current Board of Directors and elect the Group Nominees is necessary to implement immediate efforts to staunch the significant cash outflows that continue to plague the Company. To facilitate a consent action please return the enclosed BLUE proxy card today.



     To enable us to vote your shares for our director nominees, or in the alternative to execute a written consent on your behalf for our director nominees, PLEASE MARK, SIGN, DATE, AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY IN THE ENVELOPE PROVIDED. If you have already returned the proxy card sent to you by the Company, you may revoke that proxy and vote for our nominees by marking, signing, dating, and mailing a later dated BLUE proxy card.


                                          Sincerely yours,

                                                 /s/ JOHN D. CORRENTI
                                          --------------------------------------
                                          John D. Correnti

                                                /s/ JAMES A. TODD, JR.
                                          --------------------------------------
                                          James A. Todd, Jr.

                                          The United Company

                                          By     /s/ JAMES W. MCGLOTHLIN
                                            ------------------------------------
                                            James W. McGlothlin
                                            Its President

                      1999 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                          BIRMINGHAM STEEL CORPORATION

            PROXY STATEMENT OF THE UNITED COMPANY SHAREHOLDER GROUP
                    IN OPPOSITION TO THE BOARD OF DIRECTORS
                        OF BIRMINGHAM STEEL CORPORATION

GENERAL


     This Proxy Statement and the accompanying BLUE proxy card are being furnished in connection with the solicitation of proxies by a group of shareholders composed of John D. Correnti, James A. Todd, Jr., The United Company, and certain other shareholders named herein (the "Group") to be voted at the 1999 Annual Meeting of the Stockholders of Birmingham Steel Corporation (the "Company"), to be held on December 2, 1999 and at any adjournments, postponements, or reschedulings thereof (the "Annual Meeting"). As of the date of this Proxy Statement, the Company has not set the time or place of the Annual Meeting. At the Annual Meeting, nine directors of the Company will each be elected for a one-year term or until the election and qualification of each of their successors. The Group is soliciting your proxy in support of the election of the Group's nine nominees named herein (the "Group Nominees") as directors of the Company.



     Additionally, we are soliciting proxies to execute a written consent on your behalf to remove and replace the Company's current Board of Directors with the Group Nominees. A written consent action allows you, the shareholder, to elect a new Board of Directors without waiting until the date of the Annual Meeting.


     This proxy statement and proxy card are first being mailed to the
stockholders of the Company on or about September   , 1999. The principal office
of the lead shareholder of the Group is located at 1005 Glenway Avenue, Bristol, Virginia 24201. The principal office of the Company is located at 1000 Urban Center Drive, Birmingham, Alabama 35242.

                                   IMPORTANT


     THE GROUP SEEKS, EITHER AT THE ANNUAL MEETING OR THROUGH A WRITTEN CONSENT ACTION (THE "CONSENT ACTION"), TO ELECT THE GROUP NOMINEES AS THE DIRECTORS OF THE COMPANY. THE GROUP URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN SUPPORT OF THE GROUP NOMINEES. YOUR PROXY IS IMPORTANT. NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, PLEASE EXECUTE THE BLUE PROXY CARD IN SUPPORT OF THE GROUP NOMINEES.


     THE GROUP URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY (BIRMINGHAM STEEL CORPORATION). IF YOU HAVE ALREADY MAILED A PROXY CARD SUPPLIED TO YOU BY THE COMPANY, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED ENVELOPE. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT.

     IF YOU HAVE ANY QUESTIONS OR HAVE ANY DIFFICULTY GRANTING PROXIES, YOU ARE INVITED TO CONTACT CHASEMELLON TOLL-FREE AT (800) 636-8927.

                          VOTING AND PROXY PROCEDURES


VOTING AT ANNUAL MEETING


     At the Annual Meeting, nine directors of the Company will each be elected for a one-year term or until the election and qualification of their successors. The Group is soliciting your proxy in support of the election of the Group Nominees. See "ELECTION OF DIRECTORS".

     The Company has fixed the close of business on October 19, 1999 as the record date for determining the stockholders of the Company entitled to vote at the Annual Meeting and any adjournment thereof. Each share of common stock is entitled to one vote with respect to each matter to be voted on at the Annual Meeting. According to the Company's bylaws, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. A plurality means the nine nominees who receive the greatest number of votes win the election. Your vote for the Group Nominees is very important.



CONSENT ACTION



     The Group is also soliciting your proxy to execute a written consent on your behalf to remove the Company's current Board of Directors and replace the current directors with the Group Nominees. A written consent action allows you to change the directors without waiting until the Annual Meeting. Under Delaware law, the directors of the Company may be replaced without an annual meeting, if a written consent setting forth such action is executed by a majority of the Company's shareholders. By executing the enclosed proxy card in favor of the Consent Action you give the Group authority to sign and deliver a written consent on your behalf. If a majority of the Company's shareholders grant the Group the authority to execute a written consent on their behalf, the Group will be able to remove the current Board of Directors and replace such directors with the Group Nominees without waiting until the Annual Meeting. The Company has set December 2, 1999 as the date of the Annual Meeting. This means the Annual Meeting will not occur until over five months after the 1999 fiscal year end. A consent action is your remedy to the Company's delay tactics. As described below, the Group believes that prompt action to remove the current board and elect the Group Nominees is necessary to implement immediate efforts to staunch the significant cash outflows that continue to plague the Company.



     On September 17, 1999, the James A. Todd, Jr., a member of the Group, sent a letter to the Secretary of the Company indicating the Group's intention to pursue the Consent Action and requesting the Board of Directors to set a record
date for the Consent Action. The Company has set October        , 1999 as the
record date for the Consent Action.



     If BLUE proxy cards representing a majority of the outstanding shares of the Company's common stock are executed and delivered to the Group and grant the Group the authority to execute a written consent removing and replacing the current Board of Directors with the Group Nominees, then the Group Nominees will become the directors of the Company to serve until the next Annual Meeting of Stockholders and until their successors are elected and qualified.



     If the action described herein is taken through the execution and delivery of written consents, the Group will notify promptly the shareholders who have not consented to the action taken as required by Delaware law.



PROXY PROCEDURES



     Shares represented by the enclosed BLUE proxy card will be voted as specified. If no specification is made, shares represented by the enclosed BLUE proxy card will be voted for, or in the alternative, consented to the election of the Group Nominees as directors of the Company. An executed proxy may be revoked either by a later-dated proxy concerning the same matters, by voting in person at the Annual Meeting, or by giving notice of revocation in writing to the Group at c/o ChaseMellon, 450 West 33rd Street, 14th Floor, New York, New York 10001 Attn: Dan DeWeever.


     The Group knows of no other business to be presented at the Annual Meeting, but if other matters do properly come before the Annual Meeting, the persons named in the enclosed Proxy will use their discretion to vote on such matters in accordance with their best judgment.

     If you own your shares in the name of a brokerage firm, bank nominee or other institution, only they can vote your shares of common stock. Accordingly, you should contact the person responsible for your account and give instructions with respect to the granting of proxies.

                         REASONS FOR THIS SOLICITATION

INTRODUCTION


     As stockholders of the Company, the Group has become dissatisfied over the Company's performance in recent years. The current CEO joined the Company in January 1996 and has led the Company during the past three fiscal years. Under the leadership of the current CEO, the share price of the Company's stock has decreased significantly over the past three fiscal years as shown by the following chart.


                              (Stock Price Chart)

     Additionally, the Company's stock has significantly under performed both the Standard & Poor's ("S&P") 500 Stock Index and a peer group index over the past three fiscal years, as shown by the following graph. The graph reflects the investment of $100 on June 30, 1996 in the Company's stock, the S&P 500 Index and the S&P Steel Industry Group Index and sets forth the cumulative total shareholder return for the periods indicated.


                                INDEXED RETURNS
                                  YEARS ENDING
                           Value of $100 Investment

                                                 BIRMINGHAM STEEL CORP.           S&P 500 INDEX             IRON & STEEL 500
                                                 ----------------------           -------------             ----------------
'6/30/96'                                                  100                         100                         100
'6/30/97'                                                   96                         135                         113
'6/30/98'                                                   80                         175                         104
'6/30/99'                                                   28                         215                          99

     Additionally, the earnings of the Company have significantly decreased over the past two fiscal years as shown by the following chart.


                          BIRMINGHAM STEEL CORPORATION
               FISCAL YEAR 1998-1999 QUARTERLY EARNINGS PER SHARE

                        (BIRMINGHAMN STEEL CORP. CHART)


Note: The Company's fiscal year begins on July 1 and ends on June 30, so fiscal years 1998 and 1999 began on July 1, 1997 and July 1, 1998, respectively.

---------------

(1) Represents earnings per share from continuing operations. Total earning per share for the fiscal 1999 fourth quarter were negative $6.90 per share including a loss of $6.31 from discontinued operations. The Company is reporting the SBQ business as discontinued operations for the fiscal 1999 fourth quarter.


     The Group believes that the drop in the price of the Company's stock and the decrease in the Company's earnings have resulted from the following unsuccessful capital investments by current management:



     - Continued start up costs at Memphis facility (22 months after commencement of initial start up in November 1997)



     - Fiscal 1997 investment in Pacific Coast Recycling which was fully written off after 3 years of operating losses



     - Cartersville rolling mill project which cost the Company $150 million, $80 million over the original estimated cost of $70 million, with total estimated start up costs of an additional $26 million



     - Fiscal 1998 investment in LaClede Steel Company which was fully written off after nine months and recognized losses of $2,715,000



     - Fiscal 1997 investment in Birmingham Southeast LLC which has failed to turn a profit.



     The Group believes that the directors and certain management of the Company need to be replaced as soon as possible to maximize stockholder value, improve earnings, and restore the investment community's confidence in the Company. In order to remove any obstacle to enhancing shareholder value, the Group Nominees, if successfully elected, intend to remove the Company's poison pill. The Group believes the Company's poison pill inhibits shareholder value by discouraging the actions of potential purchasers of the Company. The Group believes the poison pill places too much discretion in the hands of the Company's directors and may possibly be used by directors to entrench themselves and management in office instead of maximizing shareholder wealth. Removal of the poison pill would allow the Group to purchase additional shares of the Company. However, the Group currently has no plans to make or solicit a tender offer for the Company.


RECENT DEVELOPMENTS


  Restructuring Announcement



     On August 18, 1999, the Company announced a restructuring of its operations, including the sale of its SBQ (Special Bar Quality) business with operations in Memphis, Tennessee and Cleveland, Ohio. On September 15, 1999, at the time of its 1999 fiscal fourth quarter earnings announcement, the Company disclosed that in addition to the sale of the SBQ business, it would write off its entire investment in Pacific Coast Recycling (PCR), a west coast scrap joint venture. The result of this restructuring is that losses from the SBQ business and PCR will no longer be reported as losses from continuing operations, and the Company will be able to report positive earnings from continuing operations in future quarters. Continuing losses from these discontinued operations will, however, have to be funded and will continue to cost the Company substantial amounts until the SBQ business is actually sold. In a conference call on September 16, 1999 (the "Conference Call"), the Company reported that it expects it to be 3 to 6 months before the SBQ business is sold.



     In the Company's fourth quarter earnings release current management pledged to "get Memphis performance on track" during the interim period before the SBQ assets are sold. The Group does not believe that current management can meet this pledge based on their prior performance. The Group believes that losses from the SBQ business in the first quarter of fiscal 2000 will exceed the 24.3 million of losses in the fourth quarter of fiscal 1999. In the Conference Call the Company acknowledged that in the 2 1/2 months from June 30, 1999 to September 15, 1999 the Company had to borrow $19 million in addition to consuming cash from its continuing operations. At the current rate at which the Company is using cash, if the sale of the SBQ business does not occur for six months, the Group anticipates that the Company could be required to borrow at least an additional $45 million. The Group believes that John Correnti and his management team need to be installed immediately to restore the operation of the SBQ business and thereby increase the market value of the SBQ assets so that a sale of such assets would bring an acceptable price. The Consent Action would allow the Group to effect a change in the Board of Directors and management much sooner than waiting for the Annual Meeting.



     The current management appears to be in a position where it must sell the SBQ business regardless of the price it can get because it cannot provide adequate management to run the SBQ business at an acceptable production rate and therefore the SBQ business will continue to lose significant amounts of money. The Group does not see why shareholders should believe the current CEO will be able to significantly increase the operational performance at Memphis to facilitate an acceptable sales price. The Company expects a significant loss on the sale of the SBQ business. According to its fourth quarter earnings release dated September 15, 1999, the Company has recorded "a $173.2 million provision for the estimated losses to be incurred in connection with the disposition of the SBQ operations." The Group does not believe current management can achieve even the production levels it has projected in estimating the cost of exiting the SBQ business. If losses in excess of management's estimates are incurred, the Company will be required to recognize additional losses in connection with the restructuring.



     The Group believes the SBQ assets have significant potential. In an April 21, 1999 third quarter earnings release, the Company reported the Memphis facility had achieved a break-even production rate of 50,000 tons in March 1999. The Company stated the Memphis facility was exhibiting "improved performance trends", "positive feedback on quality", and continued improvement in the work force. The Company further reported that billet production costs at Memphis fell to $300/ton and the conversion costs at the Cleveland facility decreased to $55/ton. A strong backlog at the Cleveland facility was also reported. In sum, management indicated that the SBQ business was poised to return to profitability.



     However, in the Conference Call, the Company reported that production at Memphis fell to 27,000 tons in July and that current production was approximately 40,000 tons per month. Current management has been unable to provide sustainable production at Memphis of 45% (50,000 tons/month) of rated capacity

(1,100,000 tons/year) in the twenty-two months since the initial start up of the Memphis facility in November 1997. The Group believes that because current management has been unable to properly manage the SBQ business they have retreated to last resorts and decided to sell the SBQ business at a distressed price in a depressed market. The group believes current management needs to be replaced as soon as possible so that further damage to the SBQ business is avoided. As production rates fall and losses rise, the market value of the SBQ business plummets. Because time is of the essence, the Group believes a Consent Action is the preferred means of removing and replacing the current Board of Directors with the Group Nominees.



     Current management's proxy statement blames the failure of the SBQ business on pre-1996 management, namely Mr. James A. Todd, Jr., a member of the Group. Current management takes no responsibility for the current status of the SBQ business and instead blames Mr. Todd who retired from his management duties at the Company more than 3 1/2 years ago.



     When the current CEO arrived at the Company in January of 1996 his first task was to review the Memphis project, make any modifications that were necessary, become involved in the construction schedule, and negotiate vendor contracts for the facility. In a press release on Business Wire dated June 27, 1996, the current CEO stated, "We have selected a core group of world-class suppliers for our Memphis project. These vendors [of the operating equipment] were chosen because of their commitments to quality, cost control and their ability to work on an aggressive timetable. Each supplier is committed to developing a melt shop that will be an industry benchmark for technology, quality and productivity."



     The goal of the Group is not to bring in previous management of the Company. The Group has slated John Correnti to be the new CEO of the Company. Mr. Correnti was previously CEO of Nucor Corporation, the premiere mini mill company in the world. Mr. Correnti has never been associated with the Company. The Group believes Mr. Correnti possesses the managerial and relationship skills necessary to improve the Company's financial and operation performance. See "John D. Correnti as Chief Executive Officer."



     The lenders, note holders, and investment bankers will be compensated for their part in the restructuring through fees, increased interest rates, and security. The shareholder has been rewarded by having the book value of his shares cut almost in half. As a result of the restructuring, the book value of the Company's common shares has decreased to approximately $7 to $8/share from over $14.00/share with the possibility of further reductions depending on current management's ability to operate the SBQ business during the interim period before the SBQ assets are sold and their success in obtaining an adequate sales price for the assets.



     In an analyst report dated August 19, 1999 (one day after the restructuring announcement), Scott Morrison,(2) an analyst with Donaldson, Lufkin and Jenrette expressed the following opinion on the Company's restructuring plans,



          We view the restructuring plan that Birmingham Steel announced last night as a disappointment . . . [M]anagement has announced a plan to divest its special bar quality (SBQ) division which includes the new melt shop in Memphis, TN; the rolling mills in Cleveland, OH; and
     the 50% interest in the AIR DRI facility . . . . The company has invested over $400 million in these assets over the last four years and originally acquired the Cleveland location for $134 million in 1993. There have been significant start-up and operational problems at both Memphis and Cleveland which we believe cost the company close to $100 million. We view the decision to divest these assets as being a disappointment for shareholders, particularly if the recent management indications are true that operating and financial performance has improved significantly at Memphis. We believe that the current market value is likely less than half of the approximately $650 million that has been invested in them to-date due to the fact that the steel market is at a cyclical low and that the recent performance at the three assets has been poor. Since the debt for the DRI facility is off-balance-sheet, we believe that the sale of the three assets would reduce the company's on-balance-sheet debt by less than $300 million. This would leave the company with an enterprise value of about $525 million and EBITDA of less than $100 million, implying that the


---------------


2 Mr. Morrison has consented to the Group's use of this information.

     company is about fairly valued at the current share price. We believe that the better situation for shareholders would be for current or new management to complete the start-up of the assets and await the cyclical recovery of the market before making a restructuring decision.



     In addition to selling the Memphis and Cleveland facilities, the Company plans to divest its 50% stake in American Iron Reduction, LLC ("AIR"). AIR operates a direct reduced iron facility in Louisiana. The Company is currently obligated to purchase a minimum of 600,000 metric tons of direct reduced iron annually from the AIR facility. A release from this commitment may be difficult and possibly expensive because of the current uneconomical prices of direct reduced iron. Amounts spent to terminate this commitment may reduce the amount of cash the Company will receive from the sale of the SBQ business.



  Release of Fourth Quarter Results and Current Debt Levels



     On September 15, 1999, the Company announced financial results for the fiscal 1999 fourth quarter. The Company reported a net loss per share of $6.90 for the fourth quarter and a net loss per share of $7.61 for the 1999 fiscal year. The reported losses include the effects of classifying the SBQ segment as discontinued operations and the Company's write-off of its entire investment in PCR.



     In the fourth quarter earnings release, the Company reported that total debt outstanding decreased from $610 million as of March 31, 1999 to $521.5 million as of June 30, 1999. The Company failed to report in its earnings release the reasons for the decrease. During the Conference Call the Company admitted that only $8 million of the $89 million decrease came from income derived from normal operations. The primary reason for the decrease was the reclassification of $67 million of debt as a leveraged lease at the Cartersville facility. Additionally, the liquidation of approximately $14 million in inventory facilitated the remaining amount of the decrease in debt levels. The Company reported in the Conference Call that as of September 16, 1999, the Company's outstanding balance under its bank line of credit had increased from approximately $186 million as of June 30, 1999 to $205 million, an increase of $19 million. Therefore, from June 30, 1999 to September 16, 1999 it appears that cash generated from its continuing operations did not fulfill the company's cash requirements during this period. In addition to the leveraged lease at Cartersville, the Company, under current management, has also reclassified an additional $85 million of debt with a leveraged lease of $75 million on the operating equipment at the Memphis facility and approximately $10 million on a tax lease at Cartersville. The three leveraged leases total $152 million and essentially raise total debt obligations from $521.5 million to $673.5 million as of June 30, 1999.



  Debt Restructuring



     The Company's restructuring plans require the approval of the Company's lenders. As mentioned in the Conference Call, the Company will be required by its lenders to execute certain amendments to existing debt instruments which will increase the current interest rate of the debt and provide unencumbered assets as collateral. Furthermore, the Company will pay fees to the lenders in connection with the amendment of the debt.



     Additionally, upon the sale of the SBQ assets, the Company must satisfy or the purchaser must assume the following financial obligations.



     - Memphis



      - $75 Million Leveraged Lease (off balance sheet)


       - $26 Million in Solid Waste Disposal Revenue Bonds



     - Cleveland



       - $15 Million in Solid Waste Disposal Revenue Bonds



  The Group's Plans



     The Memphis equipment is proven electric furnace technology that is capable of producing high quality blooms and billets. The same equipment is being successfully operated in many parts of the world. The Group believes the problem at Memphis is lack of leadership, inexperienced management and poorly trained personnel and supervisors, not equipment or infrastructure. In fact, the current CEO in his letter to stockholders in the 1998 Annual Report (the "Stockholder's Letter") stated that the Company was "generally pleased with the [Memphis] facility's design and equipment." The CEO admitted that "the management team responsible for start-up operations [at Memphis] was unable to successfully implement the initial start-up plan."



     The Memphis facility is ideally located on the Mississippi River for access to low priced scrap, direct reduced iron, pig iron and other metallics. Leadership at the Memphis facility has changed several times and employee turnover has been extremely high. With good management and leadership the Group believes that the Memphis operation is capable of profitability and making an excellent return. Unless the problems with the SBQ business caused by current management are so severe that it is not in the best interest of the Company and its shareholders to do so, John Correnti plans to recruit and establish a management team that will implement strategies at the Memphis facility in order to provide economical high quality billets to Cleveland.



     The Cleveland plant was developed to be the premiere high quality coiled bar/rod producer in America. It has the proven capability to produce product at dimensional tolerances unequaled in America. Products rolled at Cleveland from Japanese manufactured billets are approved for use by Honda, the most stringent quality standards in the automotive market. This illustrates that the Cleveland mill can roll to the most stringent quality standards when supplied with high quality billets. The Group believes with the proper management in place at Memphis quality billets can be produced at Memphis resulting in a profitable Cleveland facility. The Cleveland rolling facilities have become a more significant factor in the 3/8" to 1 9/16" coil market as a result of continuing consolidation among other steel producers resulting in the closure of mills which produce products in this size range. As a non-union mill, Cleveland has a major cost and operational advantage over its competition. Cleveland's domestic competition comes primarily from unionized mills.



     The Group believes the SBQ Division could become a substantial profit producer. The key is to properly manage the Memphis facility. The Group is confident that it can solve the problems at the Memphis facility and bring its production rate up so that either it will be a substantial contribution to the Company's profitability or can be sold at a price that will provide the Company a fair value.



     The Group is currently engaged in discussions with several financial consultants. The Group plans to engage a financial consultant to validate the Group's plans to improve the Company's financial and operational performance and thereby increase shareholder value.



  Meetings with Company Representatives



     Representatives of the Group met with representatives of the Company in Washington, D.C. on August 9, 1999 (the "Meeting"). As a preamble to the meeting the Group advised that its position was clearly stated in the Group's July 29, 1999 13D Filing -- designation of John Correnti as Chairman and CEO and a majority of the Board of Director seats. The Group further advised that unless these issues were on the table, a meeting would not be productive. Present at the Meeting on behalf of the Group were James W. McGlothlin and counsel for the Group. The Company was represented by Stephen Clegg, a director of the Company and representative of the Company's Board of Directors, and Peter Atkins, counsel for the Company. The Group specified that it would not be useful to have Mr. Garvey attend the meeting and this was agreed upon.



     The meeting took place with Mr. McGlothlin proposing that (i) the Board be expanded to 12 members -- 7 designated by the Group and 5 designated by the Company, (ii) John D. Correnti be elected Chairman and Chief Executive Officer, and (iii) a single proxy agreed to by the Group and the Company be submitted for shareholder approval.


     Mr. Clegg proposed that since Mr. Correnti was in Washington D.C. on another matter that he meet with Mr. Correnti. Furthermore, Mr. Clegg requested that Mr. McGlothlin meet with Mr. Garvey who was in another room at the meeting site. These meetings were held and at the conclusion of these discussions Mr. McGlothlin reiterated the Group's position to Mr. Clegg.

     On or about August 12, 1999, Mr. Clegg notified Mr. McGlothlin that the Company's Board of Directors was not receptive to the Group's proposal. Accordingly, no further meetings or discussions have been held. Therefore, the Group has proceeded to conduct this proxy solicitation.



JOHN D. CORRENTI AS CHIEF EXECUTIVE OFFICER


     The Group has slated John D. Correnti to become the Chief Executive Officer of the Company. The Group believes Mr. Correnti is the preeminent steel mini-mill operator in the world. Mr. Correnti possesses the managerial and relationship skills necessary to improve the Company's financial and operational performance and enhance shareholder value.


     Mr. Correnti was President, Chief Executive Officer, and Vice Chairman of Nucor Corporation, a mini mill manufacturer of steel products, from January 1996 to June 1999 and President and Chief Operating Officer from 1991 to 1996. Mr. Correnti left Nucor in June, 1999. While Mr. Correnti served in an executive capacity, Nucor's revenues increased from approximately $1.5 billion in 1991 to $4.1 billion in 1998. Earnings increased during the same period to nearly $300 million from approximately $75 million, and stockholder equity to over $2.0 billion from approximately $1.1 billion. Nucor is recognized as the premiere steel mini mill company in the world and is the second largest steel producer in the USA. In 1998, Mr. Correnti was recognized by New Steel Magazine as its Steel Maker of the Year. Mr. Correnti has over 30 years experience in the steel industry. Prior to joining Nucor, he was associated with United States Steel Corporation from 1969 to 1980 in various managerial capacities. He is a graduate of Clarkson University with a degree in Civil Engineering. See "ELECTION OF DIRECTORS" and "ADDITIONAL INFORMATION REGARDING GROUP NOMINEES".


GENERAL PERFORMANCE AND OPERATIONAL PROBLEMS OF THE COMPANY


     Set forth below are some of the reasons the Group believes that management's performance has been inadequate and why the Group is seeking your proxy. The Group believes that John Correnti has the management skills and managerial experience to promptly address the operational problems of the Company and implement strategies to return the Company's operations to profitability and to enhance shareholder value.



  Operational Problems



     The major operational problem that has plagued the Company over the past two years is start-up costs. In this regard, Michelle Applebaum, a steel analyst with Salomon Smith Barney commented in a Steel Mini Mills -- Basic Report Series dated November 20, 1997(3) as follows with respect to certain of the Company's start-up operations at the Company's Memphis facility, "while start-up risk is a fact of life in the steel industry, most of the Company's spending is on proven technology. Consequently production problems are not likely to be major." This puts start up costs into perspective, but the Group believes because of inattention, poor supervision and inadequate leadership, start-ups have been a major problem for the Company.



     One of the principal strengths of John Correnti is in building cutting edge technology mills, on time and with expected start-up results. This has been the greatest advantage of Nucor in the mini mill industry. Mr. Correnti is a communicator and motivator with employees, steel analysts, shareholders, customers and suppliers. The Group believes that his qualifications will help increase revenues, decrease operating costs, and thereby increase earnings and market value.



     Start-up operations at the Memphis facility began in November 1997. The original announcement by the Company was that the mill would be operating at a rate of seventy-five percent of capacity by June 1998. The Company revised the production forecast to August-September of 1998 which resulted in a pledge by the Company CEO in August of 1998 to spend a day each week at Memphis supervising the operation. The Company CEO in his letter to stockholders in the 1998 Annual Report stated that "The management team responsible for start-up operations [at Memphis] was unable to successfully implement the initial start-up


---------------


3 Ms. Applebaum has not consented to the Group's use of this information.

plan." The Company CEO further stated that the Company was "generally pleased with the [Memphis] facility's design and equipment."



     As a precursor to the Memphis facility, the Company entered the specialty bar quality ("SBQ") business with the purchase of American Steel and Wire ("AS&W") in Cleveland, Ohio in November of 1993. AS&W had an inefficient rod mill at Cleveland, and an antiquated mill at Joliet, Illinois and purchased high quality billets at high prices around the world. Even with these disadvantages, AS&W was profitable and contributed $20.8 million in operating earnings to the Company in fiscal year 1995 under prior management. AS&W was also profitable for the first 3 quarters of fiscal year 1996, but entered a loss position in the fourth quarter of fiscal year 1996 under the Company CEO and has lost money since. The Company planned to build a world class bar mill at Cleveland that would extend the mill's position in the high quality, critical SBQ automotive product line.



     Sumitomo agreed to act as technical advisor on the construction and start up of the new rolling mill at the Cleveland site as well as a new electric furnace melt shop to be constructed at the Memphis facility. The Cleveland bar mill would add to the Company's market share in the high priced automotive products market by selling two-thirds of the bar mill's production to existing customers and the Memphis facility would supply Cleveland with an economical source of high quality billets.



     The SBQ business now includes the Cleveland and Memphis operations and a 50% interest in the Convent, Louisiana direct reduced iron ("DRI") plant. With the new bar mill and a refurbished rod mill, the Cleveland operation has an annual capacity of approximately 1.1 million tons of SBQ products. As a result of the start-up problems at the Memphis plant, the Memphis plant has been unable to produce an adequate supply of acceptable billets for use at Cleveland, and the Company has been unable to conduct a stable operation at its Cleveland facility. As a result, the SBQ business has not been profitable. The Company recently announced a restructuring of its operations, including the intention to sell the Memphis and Cleveland facilities. See "Restructuring Announcement."



     In November of 1996 the Company and Atlantic Steel Industries, Inc. ("Atlantic") formed Birmingham Southeast LLC ("Birmingham Southeast"), 85% owned by the Company and 15% by an affiliate of Atlantic. The Company contributed the assets of its Jackson, Mississippi facility to Birmingham Southeast. Subsequent to its formation, Birmingham Southeast purchased Atlantic's Cartersville, Georgia facility and shut down the facility's rolling mill. Planning then began to purchase and install a mid section rolling mill at Cartersville and a melt shop upgrade ($18 million) was begun. The renovated and highly efficient Mississippi mill that produced operating earnings of $12.8 million in fiscal year 1995 under previous management was converted to all merchant products and essentially broke even on an operating profit basis in fiscal year 1997 and in fiscal year 1998 produced operating profits of approximately $4 million. Birmingham Southeast assumed liabilities of $44 million related to the purchase of the Cartersville plant and has made estimated expenditures of the following amounts: $18 million (Cartersville melt shop upgrade); $43 million (cash for purchase of Cartersville); and $150 million (mid section rolling mill), for total expenditures and assumed liabilities of $255 million, plus operating and start up costs at the Cartersville facility of $1.3 million in fiscal year 1998 and $12.9 million in fiscal year 1999. The Company, during the Conference Call, estimated that approximately $12 million in start up expenses will be incurred at Cartersville during fiscal year 2000. Significant amounts of capital have been invested in Birmingham Southeast by current management without a return of profits.



     The mid section rolling mill at Cartersville was built to satisfy the majority of the melting capacity of the Cartersville melt shop and extend the product size range of merchant bar products. The mill was conceived as a $70 million project with start-up scheduled for the latter part of calendar year 1998. The projected start up date was later moved to March 1999 and the cost of the project ballooned to $150 million as reported in the Company's 1999 third quarter earnings release materials dated April 21, 1999. In the Conference Call, the Company reported that it will be six to nine months before the Cartersville mill is fully operational and out of the start up mode.



     Cartersville last changed management in July 1999 and during the start up process at Memphis numerous management changes have occurred. The Group has also changed suppliers and contractors of the electrical controls at Cartersville. The Group believes that the instability in management plus the lack of profitability has adversely affected morale and increased the length of start up operations.



     In September 1997, the Company purchased from IVACO, Inc. approximately 25% of the outstanding common shares and voting control of the board of directors of Laclede Steel Company ("Laclede") for $14,953,000. At the time of the investment purchase in Laclede, Laclede's most recent Form 10K indicated that Laclede had unfunded pension and health insurance liabilities totaling more than $130 million, long term debt of approximately $107 million and shareholders equity of only $17 million. For the period from September 24, 1997 through June 30, 1998, the Company recognized $2,715,000 in losses on its investment in Laclede under the equity method of accounting. In June 1998 (less than a year after the investment purchase), the Company determined that the remaining amount of its investment in Laclede was impaired and, accordingly, recorded a $12,383,000 write off.



     In fiscal year 1997, the Company and Raw Materials Development Co., Ltd., an affiliate of Mitsui & Co., Ltd., formed a 50/50 joint venture, Pacific Coast Recycling, LLC ("PCR") that purchased an export scrap operation in southern California. PCR has apparently never been profitable and is burdened by a lease with the port of Long Beach that requires significant monthly payments and has over 18 more years remaining. On September 15, 1999, the Company announced it would write-off its $19.3 million investment in PCR, less than three years after the initial investment. See "Restructuring Announcement."



     Under current management the Company has sold assets including former steel mill sites in valuable commercial locations at Emeryville, California and Seattle, Washington. The Company has also received substantial electrode price settlements generated from Justice Department settlements with international electrode suppliers. These transactions have provided over $30 million in additional cash that has been spent by current management of the Company.



  Communications with Investment Community



     The Company has, over the past two years, repeatedly failed to meet earnings expectations and has not provided the investment community with adequate information to enable analysts to make accurate earnings estimates. As a result, the Group believes the Company has lost the confidence of the investment community.



     By way of example, Michelle Galanter Applebaum of Salomon Smith Barney(4) (the "Analyst") during the second quarter of fiscal year 1998 gave the stock a buy rating and a target price of $21 a share. However, by the fourth quarter of fiscal year 1998 the stock rating had been downgraded to neutral and the target price reduced to $15 per share. The Analyst's original earnings estimate for fiscal year 1998 was 69 cents per share. However, the Company reported actual earnings of 5 cents per share for the 1998 fiscal year.



     Steel analysts predict both earnings for the current fiscal year and the following fiscal year so that shareholders have a long term view of the steel company's plans and prospects. During fiscal year 1998, the Analyst's original earnings estimate for fiscal year 1999 was decreased from $1.35 per share to $1.12 per share. The Analyst's earnings estimate for fiscal year 1999 was further decreased during fiscal year 1999 to negative 90 cents per share. During the 1999 fiscal year, the Analyst's target price of the Company's stock decreased from $15 per share to $5 per share. Furthermore, the market price of the Company's shares fell to $3.88 in the second quarter of the 1999 fiscal year.



     On July 29, 1999 (Fiscal Year 2000), the Group filed a Schedule 13D with the United States Securities and Exchange Commission. The Schedule 13D expressed the Group's intention to replace the current CEO of the Company with Mr. Correnti. After the Schedule 13D was filed, the Analyst issued a Buy recommendation on the stock and revised the target price upward from $5 per share to $15 per share.


---------------


4 The information shown in the tables is taken from Research Call Notes published by Ms. Applebaum and dated 11/13/97, 4/16/98, 7/21/98, 6/2/99. Ms.
  Applebaum has not consented to the Group's use of this information.

CERTAIN EFFECTS OF A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS



     The Company is a party to several debt and employee benefit agreements whereby, under certain conditions, a change in a majority of the Company's Board of Directors would affect the Company's obligations under such agreements. In each case, if the current Board of Directors nominates a compromise slate agreed to by the Group and the current Board of Directors or the slate proposed by the Group, and that slate is elected, no change of control results, and the change in control provisions of the following agreements would not be invoked. Therefore, the Company's current Board of Directors has the ability to avoid the expense and disruption that would result from a change in control by electing a compromise slate of directors or the Group's slate which would include John Correnti as chairman and his election as Chief Executive Officer.



     The Company, as announced in the Conference Call, is currently restructuring the terms of its Note Purchase Agreements and Revolving Credit Agreement (both of which are discussed in more detail below). This debt restructuring is a result of the Company's decision to sell the SBQ business and write off its investment in PCR and will result in restructuring fees, higher interest rates, and security in the Company's assets. As part of the debt restructuring, the Group requested by letter dated September 17, 1999 to the Company's Board of Directors that the Note Purchase Agreements and Revolving Credit Agreement be amended to eliminate the change in control provisions.



     Pursuant to a Note Purchase Agreement dated September 1995, the Company is the obligor under a set of senior notes totaling $150,000,000. Additionally, pursuant to a Note Purchase Agreement dated December, 1993, the Company is obligor under an additional $130,000,000 senior note. Both Note Purchase Agreements contain provisions requiring the Company to make to the holders of the senior notes, a written offer to prepay the senior notes upon a "change in control" of the Company. The holders of the senior notes may then either accept or reject the Company's offer to prepay the senior notes. A change in control under the senior notes includes any acquisition by any person or group of the power to elect, appoint or cause the election or appointment of at least a majority of the members of the Board of Directors (other than the normal acquisition of proxies by the current Board of Directors), through beneficial ownership of the Company's stock or otherwise.



     The Company is the borrower under a $300,000,000 Revolving Credit Agreement dated as of March 17, 1997 between the Company and various financial institutions. A "change in control" of the Company constitutes an event of default under the Credit Agreement. A "change in control" under the Credit Agreement includes a change in the majority of the Board of Directors during any twelve month period (other than by action of the existing Board of Directors). The Group intends to seek discussions with the financial institutions concerning the possibility of waiving this event of default if the Group is successful in this proxy solicitation.


     The Company has adopted an Executive Retirement and Compensation Deferral Plan (the "Deferral Plan") pursuant to which the Company has made certain contributions to the retirement accounts of certain executive officers. Pursuant to the Deferral Plan, the executive officers may not be fully vested in all contributions made by the Company on their behalf. However, upon a "change in control" of the Company, the participants in the Deferral Plan will become fully vested in all contributions made by the Company on their behalf. A "change of control" includes a change in the majority of the Board of Directors during any period of two consecutive years, unless the new directors are elected or nominated by at least two-thirds of the existing directors.

     The Company has also adopted an Executive Severance Plan (the "Severance Plan"). Participation in the Severance Plan is limited to a select number of key members of management of the Company as designated by the Board of Directors. The Severance Plan provides certain benefits and protections to key members of management upon a change in control of the Company. A "change in control" includes a change in the majority of the Board of Directors within a period of two consecutive years or less unless the new directors were elected or nominated by at least two-thirds of the continuing directors. A participant is entitled to benefits under the Severance Plan if, within two years after a "change in control", the participant's employment is terminated by the Company "without substantial cause" or is voluntarily terminated by the participant for "good reason." The benefits provided under the Severance Plan following a change in control include a lump sum payment upon covered terminations equal to 200% of a participant's annual compensation for the year immediately preceding his or her termination. Annual compensation for purposes of the Severance Plan means the total of all compensation, including wages, salary, bonuses, and any other benefit of monetary value, whether in the form of cash or otherwise, paid as consideration for the participant's service to the Company, except for amounts paid by the Company in connection with a participant's coverage under certain employee welfare benefit arrangements. Benefits under the Severance Plan also include the maintenance by the Company of all life insurance, accidental death and dismemberment insurance, and medical, dental and prescription drug plans in which the participant was entitled to participate for up to one year after the participant's termination following a change in control. The Severance Plan also requires the Company to provide participants with a lump-sum payment equal to any accrued but unpaid salary, bonuses, and other benefits.

     While the Group cannot easily gauge the costs under the Deferral Plan and the Severance Plan which would result from a change in control of the Board of Directors, the Group believes the magnitude of such costs could be significant.


     Again, in each of the above cases, if the current Board of Directors nominates the slate proposed by the Group or a compromise slate agreed to by the Group and the current Board of Directors, and that slate is elected, no change of control results, and the change in control provisions of the above agreements would not be invoked. Therefore, the Company's current Board of Directors has the ability to avoid the expense and disruption that would result from a change in control by agreeing to name John Correnti as Chairman and Chief Executive Officer and proposing a Board of Directors slate that would accomplish this purpose.


                             ELECTION OF DIRECTORS


     The Company's bylaws provide that the Board of Directors be comprised of at least three and not more than fifteen members, as determined by the Board of Directors. According to publicly available information, the Company currently has nine Directors, all of whose terms will expire at the Annual Meeting. The Group has nominated the Group Nominees to fill the nine director positions which will expire at the Annual Meeting or at an earlier date under the Consent Action. The Group Nominees are listed below and have furnished the following information concerning their principal occupations and certain other matters. Each Group Nominee, if elected at either the Annual Meeting or through the Consent Action, would hold office until the next Annual Meeting of Stockholders or until his or her successor has been elected and qualified. Each of the Group Nominees has consented to serve as a director if elected. Although the Group has no reason to believe that any of the Group Nominees will be unable to serve as Directors, if any one or more of the Group Nominees are not available for election, the proxies will be voted for the election of or a consent will be executed for such other nominees as may be proposed by the Group.


THE GROUP NOMINEES

     The Group Nominees are as follows:

          1. John D. Correnti, age 52, is currently self employed as a consultant. Mr. Correnti served in various capacities at Nucor Corporation, a manufacturer of steel products, from 1980 until June 1999, including most recently as Vice Chairman of the Board of Directors, President and Chief Executive Officer. Mr. Correnti currently serves on the Board of Directors of Harnischfeger Industries and Navistar International Corporation. Mr. Correnti's business address is 6833 Aronomink Drive, Charlotte, North Carolina 28210.

          2. James A. Todd, Jr., age 71, is retired. Mr. Todd was the Chief Executive Officer and Chairman of the Board of Directors of the Company from 1991 until January 1996. He served as an employee and Director of the Company from January 1996 until retiring in August 1996 and as a consultant to the Chairman of the Board from August 1996 until December 1996. In 1993, Mr. Todd was recognized by New Steel Magazine as its Steelmaker of the Year. Mr. Todd is a director of Kinross Gold Corporation.

          3. James W. McGlothlin, age 59, has been President, Chief Executive Officer, and Chairman of the Board of Directors of The United Company, since 1987. The United Company is primarily engaged in the business of financial services and also invests in or has operations in oil and gas, real estate and golf development, cogeneration, and construction supply and distribution. Mr. McGlothlin serves on the Board of Directors of CSX Corporation. Mr. McGlothlin's business address is 1005 Glenway Avenue, Bristol, Virginia 24203.

          4. Donna M. Alvarado, age 50, has been President of Aguila International, an international business development consulting firm, since 1994. Ms. Alvarado was President and Chief Executive Officer of Quest International, a non-profit organization engaged worldwide in developing, publishing and marketing training products for public and private education systems, from 1989 to 1994. Ms. Alvarado is a director of Harnischfeger Industries and Park National Bank. Ms. Alvarado's business address is 91 Jefferson Avenue, Columbus, Ohio 43215.

          5. Robert M. Gerrity, age 61, has been self-employed as a consultant since 1995. Mr. Gerrity was Vice Chairman and a member of the Board of Directors of New Holland N.V., an agricultural and industrial equipment manufacturing company, from 1991 to 1995. From 1987 to 1991, Mr. Gerrity served as the President and Chief Executive Officer of Ford New Holland Inc., an agricultural and industrial equipment manufacturing company subsequently consolidated into New Holland N.V. Prior thereto, Mr. Gerrity served in various management capacities at Ford Motor Company, including President of Ford of Brazil. Mr. Gerrity is currently a director of Standard Motor Products and Harnischfeger Industries. He also served as a director of Rubbermaid Inc. from 1992 to 1998. Mr. Gerrity's business address is 114 Division Street, Bellaire, Michigan 49615.

          6. Alvin R. Carpenter, age 57, has been President and CEO of CSX Transportation, Inc., a railroad transportation company and a wholly-owned subsidiary of CSX Corporation, since 1991. Mr. Carpenter has also been Vice Chairman of CSX Corporation since July, 1999. Mr. Carpenter served as Executive Vice President of Sales and Marketing at CSX Transportation from 1989 to 1991. Mr. Carpenter's business address is 50 North Laura Street, Jacksonville, Florida 32202.

          7. Robert H. Spilman, age 71, is sole-proprietor of Spilman Properties, an investment company. Mr. Spilman served in various capacities at Bassett Furniture Industries, Inc., a manufacturer and retail seller of home furniture, from 1957 until 1997, including as Chief Executive Officer and Chairman of the Board of Directors. Mr. Spilman currently serves as director of The Pittston Company and Dominion Resources. Mr. Spilman's business address is 3559 Fairystone Park Highway, Bassett, Virginia 24055.

          8. Jerry E. Dempsey, age 66, is retired. Mr. Dempsey was Chief Executive Officer and Chairman of the Board of Directors of PPG Industries, Inc., a manufacturer of protective and decorative coatings, fiberglass products, and specialty chemicals, from 1993 until 1997. Mr. Dempsey was President and Chief Executive Officer of Chemical Waste Management and Senior Vice President of WMX Technologies, from 1985 until 1993. Mr. Dempsey is a director of Eastman Chemical Company and Navistar International Corporation.

          9. Steven R. Berrard, age 45, has been President and Co-Chief Executive Officer of AutoNation, Inc., an automotive retailer, since 1997. AutoNation, Inc. also operates an automotive rental business which includes Alamo Rent-A-Car, National Car Rental Systems, Inc., and Car Temps USA. Prior to joining AutoNation, Mr. Berrard served as President and Chief Executive Officer of the Blockbuster Entertainment Group, a division of Viacom Inc. From 1988 until 1992, Mr. Berrard served as Senior Vice President and Chief Executive Officer of Blockbuster Entertainment Corp. and also served as Vice Chairman of Blockbuster Entertainment Corp. from 1990 until 1996. Mr. Berrard currently serves as a director of Gerald Stevens, Inc. and Florida Panthers Holdings, Inc. Mr. Berrard's business address is 110 South 6th Street, 29th Floor, Fort Lauderdale, Florida 33301.


     The United Company has agreed to indemnify the Group Nominees from liability resulting from the proxy solicitation.

     THE GROUP STRONGLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF THE GROUP NOMINEES.

ADDITIONAL INFORMATION REGARDING GROUP NOMINEES

  Correnti Consulting and Employment Agreement


     On September 10, 1999, Mr. Correnti entered into a Consulting Agreement effective as of July 1, 1999 with The United Company, the lead shareholder of the Group, whereby Mr. Correnti has agreed to serve as a consultant to the Group until December 31, 1999, subject to agreed upon extensions. Earlier termination of the Consulting Agreement may occur (a) by The United Company if the proxy solicitation is abandoned prior to the Annual Meeting, (b) by Mr. Correnti if the Company's Board of Directors does not adopt the Employment Agreement (discussed below) by December 31, 1999, or (c) automatically if the Group Nominees are not elected to a majority of the Board of Directors at the Annual Meeting. Pursuant to the Consulting Agreement, the United Company pays Mr. Correnti a monthly fee of $50,000 for his consulting services and reimburses him for all out of pocket expenses related thereto.



     Contemporaneously with the execution of the Consulting Agreement, The United Company entered into a Stock Option Agreement effective as of July 1, 1999 with Mr. Correnti whereby The United Company granted Mr. Correnti an option to purchase from affiliates of The United Company 100,000 shares of the Company's common stock at an exercise price of $4.88, the price of the Company's shares at the close of business on July 15, 1999. The option is currently exercisable and the exercise term extends until the earlier to occur of (i) six months after the Annual Meeting, or (ii) June 30, 2000. The United Company has agreed to finance the exercise of the option by Mr. Correnti. If Mr. Correnti elects to finance the exercise of the option, he must grant The United Company a promissory note (the "Note") for the amount financed under commercially reasonable terms, provided, the Note must include the following terms: (i) the Note shall be interest free if Mr. Correnti exercises the option prior to the Annual Meeting, after such date, the interest rate shall be the prime rate as reported from time to time in the "Money Rates" section of the Wall Street Journal, (ii) the principal and interest due under the Note shall be payable in full no later than three years after the date of exercise, and (iii) The United Company shall retain a security interest in the shares purchased upon exercise of the options.



     Under the Consulting Agreement, The United Company has agreed to indemnify Mr. Correnti from liability resulting from the proxy solicitation.


     The Consulting Agreement contains a form of employment agreement (the "Employment Agreement") which will be presented to the Board of Directors for approval if the Group's proxy solicitation is successful. Under the Employment Agreement, Mr. Correnti will become Chairman of the Board and Chief executive Officer of the Company for a term of five years, subject to annual renewals. Mr. Correnti will be paid a base salary of $600,000 per year and a bonus equal to 1% of earnings before interest, taxes, depreciation, and amortization.

     Pursuant to the Employment Agreement, Mr. Correnti will be granted 100,000 shares of the Company's common stock (the "Stock Award). Mr. Correnti becomes vested in one-third of the Stock Award at the end of each of his first three years of service so that at the end of his third year of service (the "Third Anniversary") he is completely vested in the full amount of the Stock Award. Notwithstanding the foregoing, if prior to the Third Anniversary, Mr. Correnti's employment is terminated (i) without cause by the Company, (ii) for good reason by Mr. Correnti, (iii) after a change in control of the Company, or (iv) as a result of his death or disability, Mr. Correnti will receive the full amount of the Stock Award.


     Pursuant to the Employment Agreement, Mr. Correnti will receive a total of 1,000,000 Stock Options (the "Options") vesting in increments of 200,000 shares per year over a period of five years beginning on Mr. Correnti's date of employment. All unvested Options will vest upon termination of Mr. Correnti's employment other than termination for cause. The strike price for the Options will be $4.88, the price of the Company's shares at the close of business on July 15, 1999. The Options will expire ten years from the grant date. On the day the Board of Directors approves the Employment Agreement, the excess, if any, of the fair value of the Company's stock over the strike price of $4.88 will be calculated and amortized on a straight line basis as an expense over Mr. Correnti's five year vesting period.


     Pursuant to the Employment Agreement, if Mr. Correnti's employment is terminated (i) by the Company without cause, (ii) by Mr. Correnti for good reason, or (iii) as a result of a change in control of the Company, Mr. Correnti will receive a severance payment equal to three times (a) Mr. Correnti's currently effective annual base compensation plus (b) the average of bonuses received by Mr. Correnti for the three prior fiscal years.

  Todd Retirement Arrangements and Interested Transaction


     Mr. Todd retired from the Company in August 1996 under the provisions of the Company's Management Security Plan (the "MSP") providing for annual retirement payments for twenty years and a split dollar life insurance policy. Pursuant to the Security Plan, Mr. Todd received approximately $236,440 in retirement benefits in 1998 and for the current calendar year has received approximately $157,627 through September 12, 1999.



     Under the terms of the MSP, upon a change of control, Mr. Todd is entitled to receive an individual life insurance policy with a face value equal to his death benefit under the MSP and a cash surrender value equal to the present value of his remaining retirement benefits under the MSP (less applicable taxes), as well as an amount intended to cover his tax liability with respect to the distribution of the policy. All compensation costs pursuant to this arrangement, estimated to be in the range of $1,700,000 to $2,100,000, should be already accrued by the Company in accordance with its accounting policies.


     Mr. Todd is a director and shareholder of EMSOURCE, Inc. ("Emsource"), an environmental remediation company. On December 23, 1997, the Company and Emsource entered into an Agreement of Sale whereby the Company conveyed to Emsource a parcel of land formerly occupied by Norfolk Steel Corporation (the "Site"). Pursuant to the Agreement of Sale, a trust fund was established to fund the remediation and long term monitoring of the Site. Emsource received a fee of approximately $72,500 for its remediation services. Under the Agreement of Sale, the Company held a mortgage on the Site of up to $390,000 (the "Mortgage"). On December 4, 1998, Emsource sold a portion of the Site to a third party and Emsource distributed a portion of the sales proceeds to the Company in satisfaction of the Mortgage.

COMMON STOCK OWNERSHIP OF GROUP NOMINEES

     Messrs. Correnti, Todd, and McGlothlin are the only Group Nominees who beneficially own common stock of the Company. See "BENEFICIAL STOCK OWNERSHIP OF GROUP."

                        INFORMATION CONCERNING THE GROUP

MEMBERS OF THE GROUP

     The Group is comprised of the following entities and individuals:

                                NAME                                    BUSINESS ADDRESS
                                ----                                    ----------------
1.   The United Company........................................  1005 Glenway Avenue
                                                                 Bristol, Virginia 24201
2.   United Management Company, LLC............................  1005 Glenway Avenue
                                                                 Bristol, Virginia 24201
3.   United Opportunities Fund, LLC,...........................  1005 Glenway Avenue
                                                                 Bristol, Virginia 24201
4.   The Summit Fund, LLC......................................  1005 Glenway Avenue
                                                                 Bristol, Virginia 24201
5.   UC Investment Trust.......................................  1005 Glenway Avenue
                                                                 Bristol, Virginia 24201
6.   Nicholas D. Street........................................  1005 Glenway Avenue
                                                                 Bristol, Virginia 24201
7.   James W. McGlothlin.......................................  1005 Glenway Avenue
                                                                 Bristol, Virginia 24201
8.   Lois A. Clarke............................................  1005 Glenway Avenue
                                                                 Bristol, Virginia 24201
9.   James A. Todd, Jr.........................................  2005 Garden Place
                                                                 Birmingham, Alabama 35223
10.  Mark A. Todd..............................................  1445 Ross Avenue, Suite 3200
                                                                 Dallas, Texas 75202
11.  John D. Correnti..........................................  6833 Aronomink Drive
                                                                 Charlotte, North Carolina 28210
12.  Paul Ekberg...............................................  3349 Hermitage Road
                                                                 Birmingham, Alabama 35223

  United Entities

     Nicholas D. Street and James W. McGlothlin directly or indirectly control the following entities (collectively, the "United Entities"):

          1. The United Company. Mr. Street and Mr. McGlothlin wholly own The United Company, a Virginia corporation ("United Company"), with each of them owning fifty percent (50%) of the outstanding common stock of United Company.

          United Company is primarily engaged in the business of financial services and also invests in or has operations in oil and gas, real estate and golf development, cogeneration, and construction supply and distribution. Mr. Street is vice president, secretary, and a director of United Company. Mr. McGlothlin is president, chief executive officer, treasurer, and chairman of the board of directors of United Company. Lois
     A. Clarke is executive vice president and chief financial officer of United Company. Wayne L. Bell is executive vice president and general counsel and Ted G. Wood is president of operations.

          2. United Management Company, LLC. Mr. Street and Mr. McGlothlin are the controlling owners of United Management Company, LLC, a Delaware limited liability company ("Management Company"), with each of them owning a forty-seven and one-half percent (47.5%) ownership interest in Management Company. Management Company's principal business is investing in securities and managing investments for third parties. Management Company is managed by a Board of Managers consisting of Messrs. Street, McGlothlin, Bell, Wood and Ms. Clarke. Executive officers of Management Company are as follows:
     (a) Ms. Clarke -- president, (b) Mr. Street -- secretary and treasurer,

     (c) Jimmy D. Viers -- executive vice president, (d) Ronald E.
     Oliver -- executive vice president and assistant treasurer, and (e) Steven Layfield -- vice president and secretary.

          3. United Opportunities Fund, LLC and The Summit Fund, LLC. Messrs. Street and McGlothlin indirectly control the United Opportunities Fund, LLC, a Delaware limited liability company ("UO Fund"), and The Summit Fund, LLC, a Delaware limited liability company ("Summit Fund"), by virtue of their direct control of United Company, the principal owner of the UO Fund and Summit Fund, and by their direct control of Management Company, the managing member of both UO Fund and Summit Fund. UO Fund and Summit Fund are privately held investment funds. United Company owns approximately seventy-six percent (76%) of UO Fund and ninety-nine percent (99%) of Summit Fund. Management Company owns one percent (1%) of both UO Fund and Summit Fund in its managing member capacity.


          4. UC Investment Trust. UC Investment Trust, an Ohio business trust ("UCI Trust"), operates the UC Investment Fund, a publicly traded mutual fund ("UCI Fund"). Messrs. Street and McGlothlin indirectly control the investment decisions of UCI Fund and consequently, UCI Trust, by virtue of their direct ownership control of Management Company, the investment manager of UCI Fund. Mr. McGlothlin and Ms. Clarke also serve as Chairman and President of the UCI Trust, respectively.


  Individual Members of the Group

     Messrs. McGlothlin and Street, and Ms. Clarke are principally employed by United Company and its affiliates in the capacities listed above. Mr. McGlothlin is also a Group Nominee. See "GROUP NOMINEES" for a profile of Mr. McGlothlin.

     James A. Todd, Jr. is an individual member of the Group as well as a Group Nominee. See "GROUP NOMINEES" for a profile of Mr. James Todd.

     John D. Correnti is an individual member of the Group as well as a Group Nominee. See "GROUP NOMINEES" for a profile of Mr. Correnti.

     Mark A. Todd is principally employed as a shareholder in the law firm of Jenkens & Gilchrist, P.C.

     Paul Ekberg is not presently employed. Mr. Ekberg served in various capacities at the Company from July 1991 to July 1996, including the positions of President, Chief Operating Officer, Vice Chairman of the Board of Directors, and Director.

BENEFICIAL STOCK OWNERSHIP OF THE GROUP


     As of the close of business on September 13, 1999, the Group beneficially owned in the aggregate 2,309,303 shares of the Company's common stock, constituting approximately 7.8% of the total outstanding shares (based upon the number of shares reported to be outstanding in the Company's Form 10Q for the fiscal quarter ended March 31, 1999). The Group intends to vote such shares for the election of the Group Nominees. The following table sets forth the beneficial ownership of individual members of the Group as well as the Group as a whole. Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of the Company's common stock shown as beneficially owned by them.



                                                            NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                                   BENEFICIALLY OWNED        PERCENT OF CLASS
------------------------                                   ------------------        ----------------
Nicholas D. Street.......................................        1,969,200(1)(2)           6.6%
James W. McGlothlin......................................        1,980,200(1)(3)           6.7%
Lois A. Clarke...........................................            3,600(4)                *
James A. Todd, Jr........................................          193,603(5)                *
Mark A. Todd.............................................          106,749(6)                *
John D. Correnti.........................................          100,000(7)                *
Paul Ekberg..............................................           11,151(8)                *
Group as a whole.........................................        2,309,303                 7.8%


---------------
*Less than 1%.


     (1) Messrs. Street and McGlothlin, by reason of their control of the United Entities, share with each other voting and disposition powers of the shares owned by the following members of the United Entities and may be deemed beneficial owners of such shares:



                                                                          % OF TOTAL
                                                              -----------------------------------
ENTITY                                                        NUMBER OF SHARES   PERCENT OF CLASS
------                                                        ----------------   ----------------
UO Fund.....................................................     1,635,300            5.5%
Summit Fund.................................................       190,100               *
UCI Trust...................................................        90,800               *



     Management Company is the beneficial owner of 39,000 shares which are held in certain individual discretionary investment accounts managed by Management Company. Management Company has sole voting and disposition power over the shares held in these discretionary investment accounts. By virtue of their control of Management Company, Messrs. Street and McGlothlin share with each other voting and disposition powers over these 39,000 shares and may be deemed beneficial owners of such shares, which constitutes less than 1% of the shares outstanding.



     (2) Includes 2,000 shares owned directly by Mr. Street's spouse, and 2,000 shares owned directly by his minor daughter.



     (3) Includes 25,000 shares owned directly Mr. McGlothlin's spouse.



     (4) Includes 1,700 shares owned directly by Progressive Enterprises, a general partnership. By virtue of her ownership in Progressive Enterprises, Ms. Clarke may be deemed to share voting and disposition powers with respect to these shares.



     (5) Includes 74,549 shares owned directly by Mr. James Todd's spouse.



     (6) As a trustee of certain trusts benefitting the Todd family (the "Todd Trusts"), Mr. Mark Todd shares voting and disposition power as to 93,475 shares with Jennifer Todd Reed, the joint trustee of the Todd Trusts. Mr. Mark Todd's beneficial ownership also includes 745 shares owned by his three minor children, Courtney C. Todd, Hunter B. Todd, and Hayley A. Todd. Mr. Mark Todd is the son of Mr. James Todd.

     (7) Represents 100,000 shares that may be acquired upon exercise of the stock option granted to Mr. Correnti by the United Company. See "Correnti Consulting and Employment Agreement."



     (8) Includes 9,000 shares owned directly by Mr. Ekberg's spouse.


     All transactions in securities of the Company engaged in by any member of the Group or any Group Nominee during the past two years are summarized on
Schedule I.

     The powers of disposition and voting of Management Company with respect to shares owned beneficially by it on behalf of its discretionary account clients are held pursuant to written Investment Management Agreements (the "Discretionary Account Agreements") with such clients. Under the terms of the Discretionary Account Agreements, Management Company is granted the sole power to vote and actively trade securities held in the discretionary investment accounts. The disposition power of Management Company, with respect to shares owned beneficially by it through its management of the UCI Fund, is held pursuant to a written Advisory Agreement (the "UCI Advisory Agreement") between Management Company and UCI Trust. Under the terms of the UCI Advisory Agreement, Management Company has the sole power to trade securities held by the UCI Fund. The UCI Advisory Agreement was originally executed by United Investment Corporation ("UI Corporation"). UI Corporation was reorganized into Management Company in 1998 and Management Company succeeded to the rights and obligations of UI Corporation under the UCI Advisory Agreement.

                            SOLICITATION OF PROXIES

     The Group may solicit proxies by mail, courier service, advertisement, telephone, telecopier, global computer networks (including the Internet), and in person. The Group has entered into an agreement with ChaseMellon Consulting Services, L.L.C. ("ChaseMellon") pursuant to which ChaseMellon has agreed to assist the Group with its solicitation of proxies. ChaseMellon is to receive a base retainer fee of $40,000, plus reimbursement for its reasonable out-of-pocket expenses. In addition a success fee of $35,000 will be payable to ChaseMellon if John D. Correnti is named Chief Executive Officer of the Company.

     It is anticipated that ChaseMellon will make available approximately 12 persons in connection with its efforts on behalf of the Group. In addition to the solicitation of proxies from retail investors, brokers, banks, nominees and other institutional holders, such persons will, among other activities, provide consultation pertaining to the planning and organization of the proxy solicitation. The Group has also agreed to indemnify ChaseMellon against certain liabilities and expenses relating to the proxy solicitation.

     Banks, brokers, custodians, nominees and fiduciaries, and other custodians, will be requested to forward solicitation materials to the beneficial owners of the common stock. The Group will reimburse such institutions for their reasonable out-of-pocket expenses incurred in forwarding these materials to the beneficial owners.


     The entire cost of the Group's solicitation will be borne by the Group. The Group estimates that its total expenditures relating to the solicitation of
proxies will be approximately $          , plus the fees payable to ChaseMellon
and additional expenditures if there is litigation. To date, the Group has
incurred cash expenditures of $          . The Group plans to seek reimbursement
for such expenses from the Company.


                             ADDITIONAL INFORMATION


     The Group has prepared portions of this Proxy Statement based on publicly available information on the Company and assumes no responsibility for the accuracy or completeness of any such information contained herein. Except as described in this Proxy Statement, none of the Group Nominees or members of the Group (i) is or was within the past year a party to any contract, arrangement, or understanding with any person with respect to any securities of the Company
(ii) has any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates, or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

     Information regarding the Company's director nominees, management, and five percent stockholders will be contained in the Company's proxy statement. Also included in the Company's proxy statement is the date by which stockholder proposals intended to be submitted at the Company's next annual meeting must be received by the Company for inclusion in the Company's proxy statement.



                           FORWARD-LOOKING STATEMENTS



     The U.S. securities laws provide a "safe harbor" for certain forward-looking statements. This proxy statement contains forward-looking statements, including statements concerning the business, future financial position, results of operations, business strategy, estimated cost savings and other benefits of the Group's proposed management of the Company. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to put undue reliance on forward-looking statements. The Group disclaims any intent or obligation to update such forward-looking statements.



September   , 1999

                                   SCHEDULE I
               TRANSACTIONS IN COMMON STOCK DURING PAST TWO YEARS

                                                                               NUMBER
TRADE DATE      TYPE OF TRANSACTION                                           OF SHARES
----------      -------------------                                           ---------
UO FUND
07/30/98        Purchase....................................................     5,500
07/31/98        Purchase....................................................       100
08/05/98        Purchase....................................................    15,000
08/06/98        Purchase....................................................     7,000
08/10/98        Purchase....................................................    23,900
08/11/98        Purchase....................................................    10,000
08/13/98        Purchase....................................................     6,000
08/14/98        Purchase....................................................    15,000
08/17/98        Purchase....................................................    10,000
08/21/98        Purchase....................................................     9,000
08/26/98        Purchase....................................................    10,000
08/27/98        Purchase....................................................    15,000
09/03/98        Purchase....................................................    80,000
09/04/98        Purchase....................................................    50,000
09/08/98        Purchase....................................................    50,000
09/09/98        Purchase....................................................    30,000
09/10/98        Purchase....................................................    50,000
09/11/98        Purchase....................................................    80,000
09/18/98        Purchase....................................................    20,000
09/24/98        Purchase....................................................    20,000
09/25/98        Purchase....................................................    80,000
09/28/98        Purchase....................................................    10,000
10/01/98        Purchase....................................................    15,000
10/05/98        Purchase....................................................    40,000
06/07/99        Purchase....................................................    10,000
06/08/99        Purchase....................................................    58,500
06/10/99        Purchase....................................................    93,900
07/19/99        Purchase....................................................    97,000
07/20/99        Purchase....................................................    41,000
07/20/99        Sale........................................................     1,000
07/21/99        Purchase....................................................    96,500
07/22/99        Purchase....................................................   102,600
07/23/99        Purchase....................................................    95,000
07/26/99        Purchase....................................................    99,000
07/27/99        Purchase....................................................   167,500
07/28/99        Purchase....................................................   117,800
08/03/99        Purchase....................................................     3,000
08/04/99        Purchase....................................................     3,000

MANAGEMENT COMPANY(1)
07/30/98        Purchase....................................................       500
08/11/98        Purchase....................................................     1,500
08/25/98        Purchase....................................................     2,500
08/27/98        Purchase....................................................       500
09/04/98        Purchase....................................................     1,000
09/08/98        Purchase....................................................     2,000

                                                                               NUMBER
TRADE DATE      TYPE OF TRANSACTION                                           OF SHARES
----------      -------------------                                           ---------
06/09/99        Purchase....................................................     7,500
06/10/99        Purchase....................................................    10,000
06/11/99        Purchase....................................................     5,000
07/26/99        Purchase....................................................     2,000
07/28/99        Purchase....................................................     6,000

UCI TRUST
06/14/99        Purchase....................................................    55,000
06/16/99        Purchase....................................................    35,800

THE SUMMIT FUND LLC
08/26/98        Purchase....................................................    25,000
09/01/98        Purchase....................................................     1,900
09/02/98        Purchase....................................................    13,200
09/03/98        Purchase....................................................    30,000
09/04/98        Purchase....................................................    15,000
09/09/98        Purchase....................................................    10,000
10/02/98        Purchase....................................................    15,000

NICHOLAS D. STREET
09/02/98        Purchase....................................................    10,000
09/02/98        Purchase....................................................     2,000(2)
09/03/98        Purchase....................................................     2,000(3)

JAMES W. MCGLOTHLIN
07/19/99        Purchase....................................................    25,000(4)

LOIS A. CLARKE
08/11/98        Purchase....................................................     2,000

JAMES A. TODD
1/10/97         Sale........................................................    13,300
1/13/97         Sale........................................................    17,700
1/14/97         Sale........................................................     6,500
1/15/97         Sale........................................................     9,200
1/16/97         Sale........................................................    25,300
1/17/97         Sale........................................................    19,400
1/21/97         Sale........................................................     2,132
1/22/97         Sale........................................................     8,500
8/28/97         Sale........................................................    80,272
05/27/98        Sale........................................................     7,650

PAUL EKBERG
01/21/98        Sale........................................................     2,000
03/23/98        Sale........................................................     3,744
04/17/98        Sale........................................................     7,500
12/28/98        Sale........................................................     4,649
07/21/99        Purchase....................................................    10,000(5)

---------------

(1) Represents shares purchased by Management Company on behalf of discretionary account clients.
(2) Represents 2,000 shares purchased by Mr. Street's minor child, Lauren Street. Mr. Street may be deemed to beneficially own the 2,000 shares purchased by his minor child.
(3) Represents 2,000 shares purchased by Mr. Street's wife, Fay H. Street. Mr. Street may be deemed to beneficially own the 2,000 shares purchased by his wife.

(4) Represents 25,000 shares purchased by Mr. McGlothlin's wife, Frances McGlothlin. Mr. McGlothlin may be deemed to beneficially own the 25,000 shares purchased by his wife.
(5) Includes 9,000 shares purchased by Mr. Ekberg's wife, Nancy Ekberg. Ekberg may be deemed to beneficially own the 9,000 shares purchased by his wife.

            PROXY SOLICITED BY THE UNITED COMPANY SHAREHOLDER GROUP

                BIRMINGHAM STEEL CORPORATION 1999 ANNUAL MEETING


    THIS PROXY IS SOLICITED ON BEHALF OF THE UNITED COMPANY SHAREHOLDER GROUP (THE "GROUP") for use at the 1999 Annual Meeting of Stockholders (the "Annual Meeting") and/or in connection with a written consent action conducted by the Group. The undersigned hereby appoints John D. Correnti and James A. Todd, Jr., and each of them, attorneys and proxies with full power of substitution, to vote in the name of and as proxy for the undersigned at the Annual Meeting, and at any adjournment thereof, and/or to execute and submit to Birmingham Steel Corporation a written consent on behalf of the undersigned, according to the number of votes that the undersigned would be entitled to cast if personally present on the following matters.



ANNUAL MEETING



(1) To elect the following nominees as directors to serve until the next Annual Meeting of Stockholders and until their successors are elected and qualified: John D. Correnti; James A. Todd, Jr.; James W. McGlothlin; Donna
     M. Alvarado; Robert M. Gerrity; Alvin R. Carpenter; Robert H. Spilman; Jerry E. Dempsey; and Steven R. Berrard. You may withhold authority to vote for any one or more of the nominees by writing their name in the space provided below.



  [ ]  FOR all nominees listed above(except as indicated to the  [ ]  WITHHOLD AUTHORITY to vote for all nominees
       contrary below)                                                listed above:

       -------------------------------------------------------
       -------------------------------------------------------



CONSENT ACTION



(1)  To execute a written consent removing the Company's current Board of
     Directors: William J. Cabiniss, Jr., C. Stephen Clegg, Alfred C. DeCrane, Jr., E. Mandell de Windt, Robert A. Garvey, E. Bradley Jones, Robert D. Kennedy, Richard de J. Osborne, and John H. Roberts.



  [ ]  GRANT AUTHORITY to execute and deliver written consent    [ ]  WITHHOLD AUTHORITY to execute and deliver written
       with respect to the removal of the current Board of            consent with respect to the removal of the current Board
       Directors                                                      of Directors



(2) To execute a written consent electing the following persons (the "Group Nominees") to the Board of Directors to serve until the next Annual Meeting or until their successors are elected and qualified: John D. Correnti; James A. Todd, Jr.; James W. McGlothlin; Donna M. Alvarado; Robert M. Gerrity; Alvin R. Carpenter; Robert H. Spilman; Jerry E. Dempsey; and Steven R. Berrard. You may withhold authority to execute and deliver written consent with respect to any one or more of the Group Nominees by writing their name in the space provided below.



  [ ]  GRANT AUTHORITY to execute and deliver written consent    [ ]  WITHHOLD AUTHORITY to execute and deliver written
       with respect to the election of all of the Group               consent with respect to the election of the Group
       Nominees (except as indicated below)                           Nominees

       -------------------------------------------------------
       -------------------------------------------------------



OTHER ITEMS



(1) To consider and take action upon such other matters as may properly come before the Annual Meeting or adjournments or postponements thereof.



    PROPERLY EXECUTED PROXIES WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO SUCH DIRECTIONS ARE GIVEN, SUCH PROXIES WILL BE VOTED FOR ALL NOMINEES REFERRED TO IN PARAGRAPH (1) UNDER ANNUAL MEETING AND ON SUCH OTHER MATTERS AS MAY COME BEFORE THE ANNUAL MEETING AS THE PROXIES DEEM ADVISABLE, AND WILL GIVE THE PROXIES THE AUTHORITY TO EXECUTE A WRITTEN CONSENT ON YOUR BEHALF REMOVING AND REPLACING THE CURRENT BOARD OF DIRECTORS WITH THE GROUP NOMINEES.


    PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD TODAY USING THE ENVELOPE PROVIDED.


    The undersigned revokes any prior proxies to vote the shares covered by this Proxy.

                                                  ------------------------------
                                                  Signature

                                                  ------------------------------
                                                  Signature

                                                  Date:                   , 1999
                                                     ----------------------

                                                      NOTE:  Please sign exactly
                                                  as name appears above. When
                                                  shares are held by joint
                                                  tenants, both should sign.
                                                  When signing as attorney,
                                                  executor, administrator,
                                                  trustee or guardian, please
                                                  give full title as such. If a
                                                  corporation, please sign in
                                                  corporate name by President or
                                                  other authorized officer. If a
                                                  partnership, please sign in
                                                  partnership name by authorized
                                                  person.